Editas Medicine, Inc.

11 Hurley Street

Cambridge, MA 02141

March 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Editas Medicine, Inc.

Registration Statement on Form S-3

File No. 333-216528

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Editas Medicine, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-216528), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. eastern time on April 3, 2017, or as soon thereafter as practicable.

Very truly yours,

Editas Medicine, Inc.

By:	/s/ Katrine S. Bosley
Katrine S. Bosley
Chief Executive Officer